Exhibit 1

Transactions in the Securities of the Issuer During the Past 60 Days by the Reporting Persons

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

PATRICK A. HOPF

Purchase of Common Stock	25,000	14.2976	02/21/2025

GARY T. FAZIO

Purchase of Common Stock	59,125	7.3800	03/07/2025
Purchase of Common Stock	12,000	7.5400	03/10/2025